FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 8, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

EARNINGS RELEASE

São Paulo, May 8, 2024 - BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the **quarter and nine-month periods ended March 31, 2024 ("3Q24") and ("9M24")**. The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

Financial Highlights

(R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Revenues from Operations	121.781	190.690	-36%	540.762	645.714	-16%
Revenues from Farm Sales	-	-	n.a.	4.724	17.500	-73%
Net Sales Revenue	**121.781**	**190.690**	**-36%**	**545.486**	**663.214**	**-18%**
Variation in the fair value of biological assets	11.186	58.507	-81%	7.380	72.467	-90%
Net Revenue[1]	**132.967**	**249.197**	**-47%**	**552.866**	**735.681**	**-25%**
Adjusted EBITDA from Operations	**5.609**	**44.175**	**-87%**	**11.694**	**150.947**	**-92%**
Adjusted EBITDA Margin from Operations (%)	*5%*	*23%*	-18 p.p.	*2%*	*23%*	-21 p.p.
Adjusted EBITDA[2]	**5.609**	**44.175**	**-87%**	**16.418**	**168.447**	**-90%**
Adjusted EBITDA Margin (%)	*4%*	*18%*	-14 p.p.	*3%*	*23%*	-20 p.p.
Net Income from Operations	**(30.147)**	**(3.293)**	**n.a**	**(10.708)**	**8.328**	**n.a.**
Net Operating Margin (%)	*-25%*	*-2%*	-23 p.p.	*-2%*	*1%*	-3 p.p.
Net Income	**(30.147)**	**(3.293)**	**n.a.**	**(5.984)**	**25.828**	**n.a.**
Net Income Margin (%)	*-23%*	*-1%*	-22 p.p.	*-1%*	*4%*	-5 p.p.

[1] Net Revenue: Considers the change in fair value of biological assets and agricultural product and Impairment.

[2] Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

Operational Highlights

Planted Area (ha)	**23/24 Harvest** estimated	**23/24 Harvest** projected	**Chg.** (%)
Soybean	74.996	70.612	-6%
Corn	8.911	3.592	-60%
Corn - 2nd Crop	17.712	9.425	-47%
Beans	4.692	7.315	56%
Beans - 2nd Crop	1.889	4.247	n.a.
Cotton	3.584	4.238	18%
Cotton - 2nd Crop	3.490	2.891	-17%
Ratoon Cane	22.856	24.801	9%
Plant Cane	2.902	4.542	57%
Pasture	15.374	15.374	0%
Others	29.284	24.281	-17%
Total	**185.691**	**171.320**	**-8%**

Production per product (tons)	**23/24 Harvest** estimated	**23/24 Harvest** projected	**Chg.** (%)
Soybean	248.471	202.793	-18%
Corn	60.853	19.601	-68%
Corn - 2nd Crop	102.566	61.180	-40%
Beans	5.631	8.264	47%
Beans - 2nd Crop	2.221	5.023	n.a.
Cotton	13.546	14.069	4%
Cotton - 2nd Crop	12.740	12.740	0%
Total	**446.028**	**323.669**	**-27%**

Hedge Position

Hedge Position - FX	1Q24	2Q24	3Q24	Change 2Q24x3Q24	3Q24
Soybeans	**23/24**	**23/24**	**23/24**	**23/24**	**24/25**
%	41%	65%	83%	18 p.p.	25%
R$/USD	5,33	5,33	5,31	-0,38%	5,45
Cotton					
%	100%	100%	100%	0 p.p.	30%
c/lb	5,53	5,58	5,61	0,54%	5,41
Farm Sale Receivables					
%	55%	55%	91%	36 p.p.	37%
R$/USD	5,44	5,39	5,43	0,74%	5,36

Hedge Position - Commodity	1Q24	2Q24	3Q24	Change 2Q24x3Q24	3Q24
Soybeans	**23/24**	**23/24**	**23/24**	**23/24**	**24/25**
%	49%	58%	80%	22 p.p.	17%
USD/bu	13,12	13,19	13,05	-1%	12,48
Cotton					
%	72%	72%	87%	15 p.p.	1%
c/lb	82,50	82,50	82,28	-0,27%	82,5
Farm Sale Receivables					
%	60%	56%	90%	34 p.p.	20%
USD/bu	13,51	13,39	12,93	-3%	12,37
Corn					
%	45%	26%	55%	-29 p.p.	-
R$/sc	47,02	42,53	42,99	1%	-
Ethanol					
%	4%	3%	3%	0 p.p.	8%
R$/m3	2.800	2.800	2.800	n.a	2.457
Total recoverable sugars					
%	10%	10%	10%	0 p.p.	-
R$/kg ATR	1,08	1,08	1,08	n.a	-

Status of Input Acquisitions

Input – 2023/24 Harvest % Purchased	1Q24	2Q24	3Q24	apr/24
Nitrogenous	3%	80%	95%	100%
Potassium chloride	88%	88%	98%	100%
Phosphates	85%	85%	98%	100%
NPK - Formulated	37%	98%	100%	100%
Defensives	60%	70%	90%	95%
Input – 2024/25 Harvest % Purchased	**1Q24**	**2Q24**	**3Q24**	**apr/24**
Potassium chloride	-	-	-	85%
Defensives	-	-	-	10%

MESSAGE FROM MANAGEMENT



The third quarter of the 2023/24 crop year (January to March 2024) is characterized by the harvest of Brazilian grains, especially soybean. According to a report by Conab published on April 12, a decrease in Brazil's total grain production is already noticeable due to adverse weather conditions, which resulted in low rainfall and above-average temperatures in the main producing regions, causing planting delays and productivity losses.

We ended the first nine months of the 2023/2024 crop year with Net Loss of R$6.0 million and Adjusted EBITDA of R$16.4 million, reflecting Net Revenue of R$545.5 million, which includes R$4.7 million from the sale of farms and R$540.8 million from the sale of agricultural products.

Regarding operational performance, we felt a significant impact compared to initial estimates, primarily explained by: (i) the reduction in planted area, reflecting the decrease in the planted area of corn due to a decrease in corn prices and adverse weather conditions during the planting window in some regions; and (ii) the drop in prices of major commodities, resulting in reduced margins across all crops.

This impact was mitigated by the result from derivatives, where we captured an average price above the market, as demonstrated in the current hedge position, and by our commercial strategy of delaying the sale of soybean production in the face of negative premium prices at the beginning of the harvest. This strategy proved to be successful with the recent increase in premium prices.

On March 26, we announced the sale of 12,335 hectares (8,796 arable hectares) of the Chaparral Farm in Bahia. This transaction marks the first sale of a fraction of the farm, which was acquired in 2007. So far, R$125.0 million have been invested in acquiring and developing the property. The nominal value of the sale was R$364.5 million (~R$41,435/arable ha), with an expected Internal Rate of Return (IRR) in Brazilian real of 15.0%. The gain from the sale will be booked next quarter.

Still on the real estate strategy, we announced the lease of a little over 7,000 hectares for producing sugarcane in the state of São Paulo, one of the main sugarcane energy hubs in the country. As part of a revenue diversification move, this operation will enable the Company to enter the sugar production market.

Despite the challenges faced throughout the year, such as adverse weather conditions and fluctuations in commodity prices, our combined operational and real estate business strategy resulted in strong value generation. We remain focused on maximizing returns for our shareholders by operating efficiently in both business fronts.

André Guillaumon, BrasilAgro CEO

REAL ESTATE PERFORMANCE

Subsequent events

Sale of Farm

CHAPARRAL FARM: On March 26, we announced the sale of 12,335 hectares (8,796 arable hectares) of Chaparral Farm, a rural property located in Correntina, Bahia. The sale value corresponded to 350 bags of soybean per arable hectare or R$364.5 million (~R$41,435/arable ha), at an expected Internal Rate of Return (IRR) in Brazilian real of 15.0%.

This transaction marks the first sale of a fraction of the Chaparral Farm, which was acquired in November 2007. So far, R$125.0 million have been invested in acquiring and developing the property. The total area of the property was 37,182 hectares (26,444 arable ha), which, after the sale, now stands at 24,847 hectares (17,648 arable ha).



Chaparral Farm	Unit	Sale
Legal Reserve Area and Permanent Preservation Area	ha	3.539
Arable Area	ha	8.796
Total Area	**ha**	**12.335**
Book Value (acquisition +CAPEX)	R$ mm	(33,9)
Book Value (acquisition +CAPEX)	R$/ha	(3.863)
Nominal Sale Value	R$ mm	364,5
Nominal Sale Value	R$/ha	41.435
IRR R$	**%**	**15%**
IRR U$	**%**	**8%**

Lease

Alto da Serra Farm: In March, we announced the lease of over 7,000 hectares to produce sugarcane as part of diversifying our revenue. The farm, located in Brotas in the interior region of São Paulo, will enable the Company to enter the sugar production market.

This operation marks the Company's entry in the state of São Paulo, one of the main sugarcane energy hubs in the country. Possession of the farm will occur gradually. In 2024, 5,060 hectares and the rest will be leased by 2029.

We are confident that the expertise of our team, combined with the potential of the Brotas region, will produce tremendously successful results.





Property Portfolio

The Company's property portfolio comprises 266,211 hectares across six Brazilian states, as well as Paraguay and Bolivia.

LOCATION	TOTAL AREA (ha)		ARABLE AREA (ha)	
	Owned	Leased	Owned	Leased
Brazil	**132.397**	**59.092**	**89.421**	**59.092**
Bahia	73.906	-	52.346	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	30.623	6.188	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
São Paulo	-	5.060	-	5.060
Bolivia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguay	**58.722**	**-**	**33.555**	**-**
Total	**200.994**	**65.217**	**130.901**	**65.217**
Total (Owned + Leased)	**266.211**		**196.118**	

The current mix of the production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

	22/23	Participation (%)	23/24	Participation (%)
Owned	217.737	78%	200.994	76%
Leased	60.157	22%	65.217	24%
Total Area	**277.894**	**100%**	**266.211**	**100%**
Owned	142.899	70%	130.901	67%
Leased	60.157	30%	65.217	33%
Total Arable Area	**203.056**	**100%**	**196.118**	**100%**

OPERATIONAL PERFORMANCE

The table below shows the projected area in the 2023/2024 crop year by region.

Culture	BA	MA	MT	PI	SP	Brazil	Bolivia	Paraguay	Total
Ratoon Cane	-	14.500	4.899	-	3.710	23.109	1.693	-	**24.801**
Plant Cane	-	2.572	778	-	813	4.163	380	-	**4.542**
Soybean	13.709	7.159	26.651	14.215	-	61.735	3.014	5.863	**70.613**
Corn	397	-	-	1.944	-	2.341	498	753	**3.592**
Corn 2nd Crop	-	1.075	8.350	-	-	9.425	-	-	**9.425**
Bean	7.315	-	-	-	-	7.315	-	-	**7.315**
Cotton	2.058	-	-	-	-	2.058	-	2.180	**4.238**
Cotton 2nd Crop	862	-	2.029	-	-	2.891	-	-	**2.891**
Others	19.630	-	875	-	-	20.505	609	3.167	**24.281**
Agricultural Total	**43.971**	**25.306**	**43.582**	**16.159**	**4.523**	**133.542**	**6.194**	**11.964**	**155.946**
Pasture	10.519	-	700	-	-	11.219	-	4.155	**15.374**
Grand Total	**54.490**	**25.306**	**44.282**	**16.159**	**4.523**	**144.760**	**6.194**	**16.119**	**171.320**

As announced previously, due to high volatility in corn prices, which pressured margins, we changed the planted area mix for the 23/24 crop year in relation to initial projections. We plan a 8% reduction in the total planted area compared to the initial estimate.

Compared to the previous quarter, the planted area decreased by 3,000 hectares due to the weather in Paraguay. We were affected by the lack of rainfall, which adversely impacted planting, especially of corn and soybeans, within the ideal window.

We completed the planting of grains and advanced approximately 70% in the planting of sugarcane.


Area in Production by Crop 23/24 Harvest
(projected)
14%
4%
9%
41%
17%
7%
8%
171.320 hectares
Soybeans
Corn and Corn 2nd Crop
Bean 2nd Crop
Sugarcane
Pasture
Cotton
Other


Area in Production by Property 23/24 Harvest
(projected)
41%
52%
7%
171.320 hectares
Owned Area Operated by BrasilAgro
Leased to third parties
Leased Area Operated by BrasilAgro

Status of Operations

The table below shows the planting and harvest status for the Company's crops.



1Q
2Q
3Q
4Q
Jul Ago Set Out Nov Dez Jan Fev Mar Abr Mai Jun
Soybeans
Planting
Crop
Corn
Planting
Crop
Corn 2nd Crop
Crop
Planting
Beans
Planting
Crop
Beans 2nd Crop
Planting
Crop
Cotton
Crop
Planting
Cotton 2nd Crop
Crop
Planting
Sugarcane
Crop
Planting
Crop



Planting Status
100% Planted
100% Planted
100% Planted
100% Planted
Harvest Status
95% Harvested
28% Harvested
100% Harvested
0% Harvested

Grains and Cotton

Production per product (tons)	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Projected	Change (%)
Soybean	204.606	248.471	21%	202.793	-18%
Corn	53.700	60.853	13%	19.601	-68%
Corn - 2nd Crop	69.628	102.566	47%	61.180	-40%
Beans	2.057	5.631	n.a.	8.264	47%
Beans - 2nd Crop	1.957	2.221	13%	5.023	n.a.
Cotton	13.345	13.546	2%	14.069	4%
Cotton - 2nd Crop	8.795	12.740	45%	12.740	0%
Total	**354.088**	**446.028**	**26%**	**323.669**	**-27%**

We updated the projected production of grains and cotton in the 23/24 crop year to 324,000 tons, a reduction of 27% from the initial estimate, due to the reduction in planted area and lower yield of some crops.

The reduction in planted area can be explained by: (i) the high volatility in corn prices, resulting in a change in product mix and a decrease in corn planted area (first and second crop) by 9,200 hectares; and (ii) weather conditions during the ideal planting window, leading to areas of corn and soybeans not being planted in Bahia and Paraguay.

The reduction in tons produced is mainly explained by: (i) the decrease in planted area, which represents approximately 95,000 tons; (ii) weather conditions; and (iii) crop management during crop development.

Paraguayan crops were the most affected by weather conditions; the lack of rain significantly impacted corn and soybean yields. As for cotton, rainfall forecasts are favorable and yield could be in line with estimates.

Sugarcane

Sugarcane Harvest Year Result	2023 Harvest Estimated (Apr/01 to Dec/31)	2023 Harvest Realized (Apr/01 to Dec/31)	Change (%)	2024 Harvest Estimated (Apr/01 to Dec/31)	Change (%)
Tons harvested	2.121.691	1.975.027	-7%	2.076.046	5%
Hectares harvested	25.178	24.951	-1%	24.801	-1%
TCH - Harvest tons per hectares	84,27	79,16	-6%	83,71	6%

For the 2024 crop, we have started operations in São Paulo, one of the main sugarcane energy hubs in Brazil. Sugarcane cultivated in the area will be used by a local mill that produces sugar and ethanol and we will be compensated for a mix of ethanol and sugar, which will provide us with greater assurance and predictability.

Overall weather forecasts in Brazil are favorable and we are optimistic about recovering TCH, which could reach 83.71 tons harvested per hectare, with total production of 2.0 million tons.

In Mato Grosso, we completed planting within the optimum window, with good moisture levels ensuring germination. In Maranhão, we had significant rainfall in March and April, which provided favorable conditions for planting. However, in São Paulo, planting has been delayed due to excessive rain and humidity.

In Bolivia, adverse weather conditions, characterized by lower rainfall and high temperatures between September and December, impacted the Company's operations. Although rainfall resumed in March and April, the sugarcane fields are still underdeveloped in comparison with previous years.

In April, we began harvest in Brazil, with favorable weather conditions contributing to well-developed sugarcane fields with high productivity potential.

Cattle Raising

Cattle Raising	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Realized (until mar/31)	Change (%)
Hectares	16.080	15.374	-4%	15.219	-1%
Number of heads	21.652	20.164	-7%	19.108	-5%
Meat production (kg)	2.572.377	2.918.317	13%	1.415.982	-51%
Weight Gain per Day	0,61	0,56	-9%	0,43	-22%
Weight Gain per hectare	160	190	19%	93	-51%

Cattle raising is a transitory activity for the Company, aimed at land transformation. We have an inventory of 19,108 heads of cattle distributed over 15,219 hectares of active pasture in Brazil and Paraguay.

Due to lack of rainfall between October and December in Brazil and the recurring lack of rainfall in Paraguay, pasture availability decreased. As a result, we estimate a decrease of approximately 30% in meat production compared to initial estimates.

Production Cost

23/24 Breakdown Production Cost (%)	Soybean	Corn	Corn - 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**79%**	**78%**	**89%**	**88%**	**92%**	**64%**	**50%**
Seeds	15%	18%	22%	1%	14%	0%	0%
Fertilizers	25%	31%	31%	13%	25%	10%	0%
Defensives	16%	13%	9%	30%	27%	6%	0%
Agricultural services	20%	14%	22%	25%	23%	40%	0%
Fuels and Lubricants	2%	3%	4%	5%	0%	9%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	8%
Animal Feed	0%	0%	0%	0%	0%	0%	35%
Others	1%	0%	1%	14%	3%	0%	7%
Fixed costs	**21%**	**22%**	**11%**	**12%**	**8%**	**36%**	**50%**
Labor	5%	4%	3%	6%	3%	3%	30%
Depreciation and amortization	3%	2%	2%	3%	3%	11%	13%
IFRS 16 and leasing	12%	15%	5%	2%	1%	16%	0%
Others	1%	1%	1%	1%	1%	5%	8%

Production Cost (R$ / ha)	22/23 Harvest Realized	23/24 Harvest Estimated	Change (%)	23/24 Harvest Projected	Change (%)
Soybean[1]	5.753	4.956	-14%	5.017	1%
Corn[1]	5.771	4.918	-15%	6.002	22%
Corn 2nd Crop	4.267	3.312	-22%	3.862	17%
Beans	3.713	2.835	-24%	6.002	n.a.
Beans 2nd Crop	2.706	1.943	n.a.	1.934	0%
Cotton	9.169	8.258	-10%	8.871	7%
Cotton 2nd Crop	14.154	10.399	-27%	11.866	14%
Sugarcane	10.065	10.113	0%	10.306	2%
Others [2]	768	1.494	95%	1.127	-25%

(1) includes area opening amortization

(2) Others: sesame and quinoa

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

Seasonality

The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions. Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles. In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company's results. In the first and second quarters (July through December), net revenue from grains and cotton is lower. On the other hand, sugarcane generates net revenue more evenly during the crop year.

EBITDA and Adjusted EBITDA

EBITDA is presented according to accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization.

Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

EBITDA (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Net Profit/Loss	**(30.147)**	**(3.293)**	n.a	**(5.984)**	**25.828**	**n.a**
Interest	20.464	30.184	-32%	(42.361)	2.065	n.a
Taxes	(1.623)	18.535	n.a	(7.168)	22.775	n.a
Depreciations and amortizations	12.033	17.141	-30%	52.260	62.102	-16%
EBITDA	**727**	**62.567**	**-99%**	**(3.253)**	**112.770**	**n.a**

Adjusted EBITDA (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Net Profit/Loss	**(30.147)**	**(3.293)**	**n.a**	**(5.984)**	**25.828**	**n.a**
Interest	20.464	30.184	-32%	(42.361)	2.065	n.a
Taxes	(1.623)	18.535	n.a	(7.168)	22.775	n.a
Depreciations and Amortizations	12.033	17.141	-30%	52.260	62.102	-16%
Other operating income/expenses, net	-	(529)	n.a	1.859	(4.326)	n.a
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(11.186)	(67.197)	-83%	(7.380)	(83.398)	-91%
Accomplish Fair Value - Biological Asset	6.617	37.407	-82%	4.030	123.392	-97%
Derivatives Results	9.451	11.927	-21%	21.161	20.008	6%
Adjusted EBITDA	**5.609**	**44.175**	**-87%**	**16.418**	**168.447**	**-90%**

EBITDA and Adjusted EBITDA from Operations

EBITDA (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Net Profit/Loss	**(30.147)**	**(3.293)**	**n.a**	**(10.708)**	**8.328**	**n.a**
Interest	20.464	30.184	-32%	(42.361)	2.065	n.a
Taxes	(1.623)	18.535	n.a	(7.168)	22.775	n.a
Depreciations and amortizations	12.033	17.141	-30%	52.260	62.102	-16%
EBITDA	**727**	**62.567**	**-99%**	**(7.977)**	**95.270**	**n.a**

Adjusted EBITDA (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Net Profit/Loss	**(30.147)**	**(3.293)**	**n.a**	**(10.708)**	**8.328**	**n.a**
Interest	20.464	30.184	-32%	(42.361)	2.065	n.a
Taxes	(1.623)	18.535	n.a	(7.168)	22.775	n.a
Depreciations and Amortizations	12.033	17.141	-30%	52.260	62.102	-16%
Other operating income/expenses, net	-	(529)	n.a	1.859	(4.326)	n.a
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(11.186)	(67.197)	-83%	(7.380)	(83.398)	-91%
Accomplish Fair Value - Biological Asset	6.617	37.407	-82%	4.030	123.392	-97%
Derivatives Results	9.451	11.927	-21%	21.161	20.008	6%
Adjusted EBITDA	**5.609**	**44.175**	**-87%**	**11.694**	**150.947**	**-92%**

Statement of Income

NET SALES REVENUE

Net Revenue (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Total	**121.781**	**190.690**	**-36%**	**545.486**	**663.214**	**-18%**
Sale of Farm Gain	-	-	n.a.	4.724	17.500	-73%
Sale of Agricultural Products	121.781	190.690	-36%	540.762	645.714	-16%

SALE OF FARM

Farm Sales (R$ thousand)	9M24	9M23	Change
Nominal Value of Sale	6.477	32.400	-80%
Present Value Adjustment	(1.312)	(2.615)	-50%
Exchange rate variation	-	(211)	n.a
Revenue from Farms Sale	**5.165**	**29.574**	**-83%**
Sales Taxes	(189)	(116)	63%
Selling Costs	(252)	(11.958)	-98%
Farm Sale Gain	**4.724**	**17.500**	**-73%**

The gain from the sale of Fazenda Chaparral announced in March will be accounted in 4Q24.

In 9M24, we recognized gains from the sale of farm in the amount of R$4.7 million related to the final measurement of the Jatobá farm, with the difference of additional hectares being booked only at the time of delivery.

In 9M23, gains from the sale of farm came to R$17.5 million, due to the recognition of revenue of R$2.4 million from the sale of 863 hectares (498 arable hectares) in the Morotí Farm, R$14.1 million from the sale of 1,965 hectares (1,423 arable hectares) in the Rio do Meio Farm and R$0.9 million from the additional hectares in the Rio do Meio Farm.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Total	**121.781**	**190.690**	**-36%**	**540.762**	**645.714**	**-16%**
Soybean	86.490	152.027	-43%	193.205	246.047	-21%
Corn	1.082	16.779	-94%	77.293	139.722	-45%
Beans	-	7.313	n.a.	4.126	9.252	-55%
Feather Cotton	26.294	3.986	n.a	53.391	28.900	85%
Seed Cotton	1.280	-	n.a.	6.846	4.446	54%
Sugarcane	(3.799)	758	n.a	166.898	184.633	-10%
Cattle Raising	5.528	7.323	-25%	25.225	18.890	34%
Leasing	4.875	2.449	99%	11.763	12.969	-9%
Others	31	55	-44%	2.016	854	n.a

Quantity sold (tons)	3Q24	3Q23	Change	9M24	9M23	Change
Total	**54.425**	**74.573**	**-27%**	**1.543.994**	**1.394.137**	**11%**
Soybean	48.047	63.396	-24%	101.738	98.530	3%
Corn	540	8.485	-94%	113.614	122.856	-8%
Beans	-	1.353	n.a	2.333	2.479	-6%
Feather Cotton	2.897	405	n.a	6.291	2.872	n.a
Seed Cotton	2.157	-	n.a.	9.881	3.541	n.a
Sugarcane	-	-	n.a.	1.305.064	1.161.022	12%
Cattle Raising	776	910	-15%	3.507	2.143	64%
Others	8	25	-69%	1.566	693	n.a

In 9M24, net revenue from operations amounted to R$540.8 million, down 16% from 9M23, reflecting the decline in the prices of soybean, corn and especially sugarcane, with TRS declining from R$1.14 in 3Q23 to R$0.96 in 3Q24.

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS

Changes in the fair value of biological assets (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Total	**11.930**	**67.197**	**-82%**	**7.701**	**83.398**	**-91%**
Soybean	15.270	67.890	-78%	31.405	107.261	-71%
Corn	(3.128)	10.761	n.a.	(1.426)	5.123	n.a.
Cotton	14.036	1.723	n.a.	6.382	(8.098)	n.a.
Sugarcane	(12.289)	(11.985)	3%	(18.630)	(9.023)	n.a.
Cattle Raising	(207)	156	n.a.	(7.009)	(9.235)	-24%
Others	(1.752)	(1.348)	30%	(3.021)	(2.629)	15%

The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm.

The drop in the variation of fair value of biological assets compared to the previous crop year reflects lower commodity prices, particularly of sugarcane, and higher costs.

IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET)

A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses.

Reversal of provision for agricultural products after harvest (R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Total	**(744)**	**(8.690)**	**n.a.**	**(321)**	**(10.931)**	**-97%**
Soybean	(702)	(8.720)	-92%	(362)	(9.934)	-96%
Corn	29	38	-23%	419	(458)	n.a.
Cotton	-	-	n.a.	(291)	(509)	-43%
Others	(72)	(8)	n.a.	(87)	(29)	n.a.

COST OF GOODS SOLD

(R thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Cost of Goods Sold	**(108.247)**	**(144.331)**	**-25%**	**(516.418)**	**(493.146)**	**5%**
Soybean	(73.690)	(113.665)	-35%	(176.804)	(177.615)	0%
Corn	(209)	(10.005)	-98%	(88.674)	(95.911)	-8%
Bean	-	(5.945)	n.a	(5.089)	(8.034)	-37%
Feather Cotton	(22.729)	(3.612)	n.a	(49.871)	(27.590)	81%
Seed Cotton	(208)	(703)	-70%	(11.334)	(6.837)	66%
Sugarcane	-	(51)	n.a	(138.988)	(144.622)	-4%
Cattle Raising	(5.706)	(6.978)	-18%	(25.597)	(18.498)	38%
Leasing	(502)	-	n.a.	(1.643)	(4.392)	-63%
Others	(5.203)	(3.372)	54%	(18.418)	(9.647)	91%

(R thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Total Cost of Goods Sold	**(114.864)**	**(181.738)**	**-37%**	**(520.448)**	**(616.538)**	**-16%**
Soybean	(75.231)	(152.266)	-51%	(183.276)	(239.683)	-24%
Corn	(703)	(8.886)	-92%	(82.906)	(124.193)	-33%
Bean	-	(5.945)	n.a	(5.233)	(10.418)	-50%
Feather Cotton	(21.235)	(4.562)	n.a	(50.000)	(24.078)	n.a
Seed Cotton	(6.305)	(159)	n.a	(8.810)	(6.898)	28%
Sugarcane	-	(52)	n.a	(144.961)	(179.416)	-19%
Cattle Raising	(5.706)	(6.978)	-18%	(25.597)	(18.498)	38%
Leasing	(502)	-	n.a.	(1.643)	(4.392)	-63%
Others	(5.183)	(2.891)	79%	(18.022)	(8.962)	n.a

The 25% decrease in costs in 3Q24 in relation to 3Q23 is explained mainly by a reduction in the prices of fertilizers, seeds and fuel. The increase in COGS in cotton is explained by the increase of 4,600 tons in volume invoiced during the period.

In 9M24, despite the decrease in unit costs of goods sold, the 5% growth compared to the 9M23 is explained by an 11% increase in billed volume, primarily driven by the growth of 9,700 tons of cotton sold, combined with the decrease in cattle productivity.

GROSS INCOME BY CROP

Soybeans	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	48.047	63.396	-24%	101.738	98.530	3%
Net Revenue	86.490	152.027	-43%	193.205	246.047	-21%
Unit Price (R$/ton)	1.800	2.398	-25%	1.899	2.497	-24%
Total Cost	(73.690)	(113.665)	-35%	(176.804)	(177.615)	n.a.
Cost (R$/ton)	(1.534)	(1.793)	-14%	(1.738)	(1.803)	-4%
Gross Unit Result (R$/ton)	266	605	n.a.	161	695	-77%
% Gross Result	15%	25%	-10 p.p.	8%	28%	-20 p.p.
Total	**12.801**	**38.362**	**-67%**	**16.401**	**68.432**	**-76%**

In 9M24, our gross margin came to 8%, down 20 p.p. from 9M23, reflecting the 24% drop in unit selling prices, which offset the 4% increase in billed volume and 3% decline in unit cost.

Corn	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	540	8.485	-94%	113.614	122.856	-8%
Net Revenue	1.082	16.779	-94%	77.293	139.722	-45%
Unit Price (R$/ton)	2.003	1.978	1%	680	1.137	-40%
Total Cost	(209)	(10.005)	-98%	(88.674)	(95.911)	-8%
Cost (R$/ton)	(387)	(1.179)	-67%	(780)	(781)	n.a.
Gross Unit Result (R$/ton)	1.617	798	n.a.	(100)	357	n.a.
% Gross Result	81%	40%	41 p.p.	-15%	31%	-46 p.p.
Total	**873**	**6.774**	**-87%**	**(11.381)**	**43.811**	**n.a.**

In 9M24, gross margin from corn was a negative 15%, down 46 p.p. from 9M23, reflecting the 40% drop in unit selling prices, combined with the 8% decrease in billed volume in the period.

Beans	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	-	1.353	n.a.	2.333	2.479	n.a.
Net Revenue	-	7.313	n.a.	4.126	9.252	n.a.
Unit Price (R$/ton)	-	5.406	n.a.	1.769	3.732	-53%
Total Cost	-	(5.945)	n.a.	(5.089)	(8.034)	n.a.
Cost (R$/ton)	-	(4.395)	n.a.	(2.182)	(3.241)	-33%
Gross Unit Result (R$/ton)	-	1.011	n.a.	(413)	491	n.a.
% Gross Result	-	19%	-19 p.p.	-23%	13%	-36 p.p.
Total	**-**	**1.368**	**n.a.**	**(963)**	**1.218**	**n.a.**

In 9M24, gross margin from beans was a negative 23%, down 36 p.p. from 9M23,reflecting the 53% drop in unit prices, combined with the 6% decrease in billed volume in the period.

Feather Cotton	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	2.897	405	n.a	6.291	2.872	n.a
Net Revenue	26.294	3.986	n.a	53.391	28.900	85%
Unit Price (R$/ton)	9.075	9.846	-8%	8.486	10.062	-16%
Total Cost	(22.729)	(3.612)	n.a	(49.871)	(27.590)	81%
Cost (R$/ton)	(7.845)	(8.921)	-12%	(7.927)	(9.606)	-17%
Gross Unit Result (R$/ton)	1.230	925	33%	559	456	23%
% Gross Result	14%	9%	5 p.p.	7%	5%	2 p.p.
Total	**3.565**	**375**	**n.a**	**3.520**	**1.311**	**n.a**

Seed Cotton	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	2.157	-	n.a.	9.881	3.541	n.a.
Net Revenue	1.280	-	n.a.	6.846	4.446	54%
Unit Price (R$/ton)	593	-	n.a.	693	1.256	-45%
Total Cost	(208)	(703)	n.a.	(11.334)	(6.837)	n.a.
Cost (R$/ton)	(97)	-	n.a.	(1.147)	(1.931)	-41%
Gross Unit Result (R$/ton)	497	-	n.a.	(454)	(675)	-33%
% Gross Result	84%	-	n.a.	-66%	-54%	-12 p.p.
Total	**1.071**	**-**	**n.a.**	**(4.488)**	**(2.391)**	**n.a.**

In 9M24, margin from cotton lint was 7%, up 2 p.p. from 9M23, reflecting the 119% increase in billed volume, combined with the 16% drop in unit price and 17% decrease in unit cost of cotton lint.

In 9M24, gross margin from cottonseed was a negative 66%, down 12 p.p. from 9M23, reflecting mainly the 45% drop in unit prices, offsetting the higher billed volume and 41% decrease in the unit cost of cottonseed.

Sugarcane	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	-	-	n.a.	1.305.064	1.161.022	12%
Net Revenue	(3.799)	758	n.a.	166.898	184.633	-10%
Unit Price (R$/ton)	-	-	n.a.	128	159	-20%
Total Cost	(0)	(51)	n.a.	(138.988)	(144.622)	-4%
Cost (R$/ton)	-	-	n.a.	(106)	(125)	-15%
Gross Unit Result (R$/ton)	-	-	n.a.	21	34	-38%
% Gross Result	-	-	n.a.	17%	22%	-5 p.p.
Total	**(3.799)**	**707**	**n.a.**	**27.910**	**40.011**	**-30%**

The amounts booked in 3Q24 refer to the adjustment of sugarcane prices at the end of the harvest.

The sugarcane result reflects mainly the decrease in the price of Total Recoverable Sugar (TRS) from R$1.14 to R$0.90, despite higher billed volume and lower costs (fertilizers and crop treatment).

Cattle Raising	3Q24	3Q23	Change	9M24	9M23	Change
Quantity sold (tons)	776	910	n.a.	3.507	2.143	n.a.
Net Revenue	5.528	7.323	-25%	25.225	18.890	34%
Unit Price (R$/ton)	7.125	8.045	-11%	7.193	8.814	-18%
Total Cost	(5.706)	(6.978)	-18%	(25.597)	(18.498)	38%
Cost (R$/ton)	(7.354)	(7.666)	-4%	(7.299)	(8.631)	-15%
Gross Unit Result (R$/ton)	(229)	379	n.a.	(106)	183	n.a.
% Gross Result	-3%	5%	-8 p.p.	-1%	2%	-3 p.p.
Total	**(178)**	**345**	**n.a.**	**(372)**	**392**	**n.a.**

Result from cattle raising was affected by the 18% drop in unit price which, despite lower unit costs, declined in 9M24 vs. 9M23.

Total Gross Income	3Q24	3Q23	Change	9M24	9M23	Change
Soybeans	12.801	38.362	n.a.	16.401	68.432	-76%
Corn	873	6.774	-87%	(11.381)	43.811	n.a
Beans	-	1.368	n.a.	(963)	1.218	n.a
Sugarcane	(3.799)	707	n.a.	27.910	40.011	-30%
Feather Cotton	3.565	375	852%	3.520	1.311	n.a
Seed Cotton	1.071	(703)	n.a.	(4.488)	(2.391)	88%
Cattle raising	(178)	345	n.a.	(372)	392	n.a
Others	(799)	(868)	-8%	(6.283)	(216)	n.a
Biological Assets	4.569	21.100	-78%	3.349	(50.925)	n.a
Agricultural Products	**18.103**	**67.459**	**-73%**	**27.694**	**101.643**	**-73%**
Gain from sale of farm	-	-	n.a.	4.724	17.500	-73%
Total	**18.103**	**67.459**	**-73%**	**32.418**	**119.143**	**-73%**

[1] Biological Assets = Variation in the Fair Value of the Biological Asset + Biological Assets appropriated to cost

Gross income from the Company's operations came to R$32.4 million in 9M24, decreasing 73% from 9M23, resulting from the reduction in margins from agricultural products, caused mainly by lower commodity prices despite lower unit costs.

SELLING EXPENSES

(R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Selling expenses	**(14.912)**	**(9.544)**	**56%**	**(36.540)**	**(27.211)**	**34%**
Freight	(6.886)	(4.528)	52%	(13.156)	(11.055)	19%
Storage and Processing	(7.819)	(5.044)	55%	(22.650)	(13.803)	64%
Fees	(14)	(16)	-10%	(65)	(79)	-18%
Provision for doubtful accounts	(65)	95	n.a	(65)	(2.095)	-97%
Others	(128)	(51)	n.a	(603)	(179)	n.a

The 34% increase in selling expenses year on year is mainly due to higher expenses with storage and processing, thanks to the higher volume of cotton and soybean produced.

The increase in freight expenses is related to sales made under the CIF (Cost, Insurance, and Freight) terms, where the company is responsible for paying the freight to the port of destination. However, this freight cost is captured in the selling price, and based on this strategy, we are able to achieve an additional gain in the final selling price of the product.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
General and Administrative Expenses	**(14.523)**	**(12.285)**	**18%**	**(46.581)**	**(43.330)**	**8%**
Depreciation and Amortization	(413)	(100)	n.a	(1.085)	(720)	51%
Personnel expenses	(9.153)	(8.037)	14%	(28.990)	(25.117)	15%
ILPA expenses	-	(848)	n.a	-	(4.531)	n.a
Expenses with services providers	(2.951)	(1.470)	n.a	(7.504)	(3.908)	92%
Leases and Rents	(86)	(128)	-32%	(511)	(451)	13%
Taxes and fees	(533)	(534)	n.a.	(4.089)	(3.933)	4%
Travel expenses	(292)	(246)	19%	(658)	(892)	-26%
Softwares & Signatures	(457)	(242)	89%	(1.467)	(1.535)	-4%
Insurance	(230)	(305)	-25%	(668)	(751)	-11%
Others expenses	(408)	(375)	9%	(1.610)	(1.492)	8%

General and administrative expenses increased 8% in 9M24 vs. 9M23, due to:

(i) the higher payment of annual bonus than the amount provisioned;
(ii) the recognition of fees paid to directors, which are now fixed amounts; and

(iii) higher expenses with services, partially explained by the early payment of expenses with audit and higher expenses with legal and tax advisory services.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Other operating income/expenses	**26**	**(203)**	**n.a**	**(4.810)**	**2.066**	**n.a**
Gain/Loss on sale of fixed assets	(12)	(107)	-89%	510	(1.308)	n.a
Expenses with lawsuits	61	(84)	n.a	226	(323)	n.a
Indemnities (i)	-	-	n.a.	-	7.526	n.a
Agricultural losses (ii)	-	(2)	n.a	-	(2.593)	n.a
Donations from BrasilAgro Institute	-	-	n.a.	(3.000)	(3.500)	-14%
Unused tax credit	(562)	-	n.a.	(562)	-	n.a.
Acquisition Comissions (iii)	-	-	n.a.	-	(2.228)	n.a
Subscription bonus (iv)	-	529	n.a	(1.859)	4.326	n.a
Others	539	(539)	n.a	(125)	166	n.a

In 9M24, other operating income/expenses are mainly composed of:

(i) donations to the BrasilAgro Institute; and
(ii) Stock warrants, reflecting the variation and, consequently, the value of stock warrants issued in connection with the merger of Agrifirma and the variation in the Company's share price.

FINANCIAL INCOME

(R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Total	**(20.464)**	**(30.184)**	**-32%**	**42.361**	**(2.065)**	**n.a**
Interest (i)	(19.942)	(15.550)	28%	(44.742)	(32.234)	39%
Monetary variation (ii)	61	1.322	-95%	56	1.652	-97%
Exchange vartiation (iii)	(2.857)	(1.013)	n.a	(4.424)	(655)	n.a
Present value adjustment (iv)	(19.456)	(64.212)	-70%	27.760	(40.493)	n.a
Derivative operations results (v)	17.197	40.791	-58%	41.920	37.526	12%
Other financial income / expenses (vi)	4.533	8.478	-47%	21.791	32.139	-32%

The consolidated financial result is composed of the following elements: (i) interest on loans; (ii) inflation adjustment on the amount payable for the acquisition of farm; (iii) foreign exchange variation on offshore account, loans and inputs; (iv) the present value of receivables from the sale of farm (fixed in soybean bags) and from sugarcane leases; (v) gain/loss from hedge transactions; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents.

The increase in the Interest line was due to the Company's higher debt balance, reflecting fresh borrowings to fund the grains and cotton crops and long-term investments.

The fair value adjustment, in the amount of R$27.7 million in 9M24, is explained mainly by lower expectation of the future interest curve, which improves the result when adjusted to present value.

The gain/loss from derivative transactions reflects mainly the result of commodity and U.S. dollar FX hedge operations contracted to reduce the volatility in the Company's exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U.S. dollar rate.

DERIVATIVE OPERATIONS

HEDGE POSITION ON MARCH 31, 2024

Harvest	Soybean			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
23/24	140.632 ton	80%	13,05	USD 54.900	83%	5,31	R$ 7.565	R$ 26.062
24/25	32.960 ton	17%	12,48	USD 16.700	25%	5,45	-	-

Harvest	Corn			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
23/24	47.680 ton	55%	42,99	-	-	-	-R$ 2.251	R$ 363

Harvest	Cotton			FX				
	Volume	% of hedge(1)	Price (c/lb)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
23/24	7.327 ton	87%	82,28	USD 16.281	100%	5,61	-R$ 261	R$ 824
24/25	108 ton	1%	82,50	USD 7.800	30%	5,41	-	-

Harvest	Ethanol			FX				
	Volume	% of hedge(1)	Preço (R$/m³)	Volume (thousand)	% of hedge	BRL/USD	Realized	Unrealized
23/24	4.200 m³	3%	2.800	-	-	-	R$ 1.688	-
24/25	10.200 m³	8%	2.457	-	-	-	-	-R$ 840

Harvest	Total recoverable sugars (TRS)			FX				
	Volume	% of hedge(1)	Price (R$/kg ATR)	Volume (thousand)	% of hedge	BRL/USD	Realized	Unrealized
23/24	26.700 ton	10%	1,08	-	-	-	-	-R$ 3.131

Harvest	Farm Sale Receivables			FX				
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD	Realized	Unrealized
2024	97.291 ton	90%	12,93	39.000	91%	5,43	R$ 3.639	R$ 17.493
2025	24.105 ton	20%	12,37	17.500	37%	5,36	-	R$ 830

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.
(3) % of the volume of ethanol locked in m³.

Balance Sheet

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	03/31/2024	06/30/2023	Change
Cash and Cash equivalents	**201.151**	**383.837**	**-48%**
Cash and Banks	22.107	22.293	-1%
Bank deposit certificates	112.790	228.889	-51%
Financial Bill	5.170	112.185	-95%
Committed	60.877	15.980	n.a
Others securities	207	4.490	-95%
Marketable securities	**24.472**	**28.205**	**-13%**
Financial Treasury Bill	23.978	-	n.a.
National Treasury Bill	-	27.848	n.a
National Treasury Note	494	357	38%
Restricted Marketable securities	**22.042**	**21.580**	**2%**
Bank deposit certificates	18.883	16.537	14%
Securities given in guarantee	3.159	5.043	-37%
Total	**247.665**	**433.622**	**-43%**

DEBT

(R$ thousand)	03/31/2024	06/30/2023	Change
Short Term	**272.354**	**198.213**	**37%**
Long Term	**500.734**	**356.425**	**40%**
Total Indebtedness	**773.088**	**554.638**	**39%**
(+/-) Derivatives	**(43.904)**	**(61.010)**	**-28%**
(=) Adjusted Gross Debt	729.184	493.628	48%
(-) Cash and cash equivalents	247.665	433.622	-43%
(=) Adjusted Net Debt	481.519	60.006	n.a.
Adjusted EBITDA for the last 12 months	**381.777**	**533.729**	**-28%**
Adjusted Net Debt / Adjusted EBITDA	**1,26x**	**0,11x**	**n.a.**
Adjusted Net Debt / NAV	**14%**	**2%**	**n.a.**

The average cost of debt was 103,57% of the CDI rate.

TRADE ACCOUNTS RECEIVABLE

(R$ thousand)	03/31/2024	06/30/2023	Change
Sugarcane Sales	15.084	35.732	-58%
Grains Sales	89.074	74.220	20%
Cotton Sales	2.777	-	n.a.
Cattle Raising Sales	530	1.761	-70%
Leases and Rents	10.004	8.832	13%
Machinery Sales	1.022	2.425	-58%
Farm Sales	212.883	266.601	-20%
	331.374	**389.571**	**-15%**
Expected losses	(3.777)	(3.613)	5%
Current total	**327.597**	**385.958**	**-15%**
Farm Sales[1]	347.998	442.867	-21%
Non-current total	**347.998**	**442.867**	**-21%**

1 *Does not include sale of Alto do Taquari that will be delivered in 2024*

INVENTORIES

(R$ thousand)	03/31/2024	06/30/2023	Change
Soybean	138.863	72.003	93%
Corn	222	38.025	n.a
Bean	14.055	5.560	n.a
Cotton	15.767	31.181	-49%
Other crops	1.301	2.118	-39%
Agricultural Products	**170.208**	**148.887**	**14%**
Agricultural products - fair value	12.151	3.537	n.a
Supplies	48.612	61.260	-21%
Total	**230.971**	**213.684**	**8%**

Biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2023	**22.705**	**53.484**
Aquisition, Birth | Aquisition Expenses	6.031	5.740
Handling Expenses	-	15.433
Sales	(9.464)	(26.018)
Deaths	(475)	(1.239)
Consumption	(37)	(32)
Exchange variation	-	460
Fair value variation	-	(7.009)
In March 31, 2024	**18.760**	**40.819**

INVESTMENT PROPERTIES

The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities.

Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains.

The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets."

Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Operation Total	Construction in progress	Investment Properties
Initial Balance	929.513	64.134	157.792	1.151.439	101.273	1.252.712
In June 30, 2023						
Acquisitions	1.600	1.332	1.097	4.029	78.955	82.984
Reductions	(33.818)	112	-	(33.706)	(315)	(34.021)
Transfers	-	36.225	96.950	133.175	(132.838)	337
(-) Depreciation/ Amortization	-	(2.734)	(18.672)	(21.406)	-	(21.406)
Cumulative Translation Adjustment	9.873	1.015	1.941	12.829	263	13.092
In March 31, 2024	**907.168**	**100.084**	**239.108**	**1.246.360**	**47.338**	**1.293.698**

DEPRECIATION – AREA CLEARING

(R$ thousand)	3Q24	3Q23	Chg. (%)	9M24	9M23	Chg. (%)
Maintenance	(5.553)	(1.967)	n.a.	(13.381)	(5.056)	n.a
Opening	(2.452)	(1.483)	65%	(5.291)	(4.700)	13%
Total	**(8.007)**	**(3.450)**	**n.a.**	**(18.672)**	**(9.757)**	**91%**

CAPEX - PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Fixed assets in progress	Sugarcane	Total fixed assets
Initial Balance	74	36.026	30.269	3.178	69.547	6.495	79.066	155.108
In June 30, 2023								
Acquisitions	-	5.570	924	803	7.297	7.510	23.902	38.709
Reductions	-	(61)	(839)	(7)	(907)	-	-	(907)
Transfers	-	17.552	(3.567)	-	13.985	(13.985)	(337)	(337)
(-) Depreciation / Amortization	(16)	(3.103)	(2.078)	(359)	(5.556)	-	(19.755)	(25.311)
Cumulative Translation Adjustment	-	251	(98)	14	167	-	244	411
In March 31, 2024	**58**	**56.235**	**24.611**	**3.629**	**84.533**	**20**	**83.120**	**167.673**

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange).

Stock Performance

On May 8, 2024, BrasilAgro's shares (AGRO3) were quoted at R$26.12, representing market capitalization of R$2.7 billion, while its ADRs (LND) were quoted at US$5.09.


AGRO3 x Ibovespa
(base 100 = 03/31/2023)
mar-23
abr-23
mai-23
jun-23
jul-23
ago-23
set-23
out-23
nov-23
dez-23
jan-24
fev-24
mar-24
AGRO3
IBOV

HIGHLIGHTS - AGRO3	9M24	9M23
Average Daily Traded Volume (R$)	7.799.325	11.425.075
Maximum (R$ per share)	26,04	30,22
Mininum (R$ per share)	23,27	23,80
Average (R$ per share)	24,41	27,02
Closing Quote (R$ per share)	24,56	24,10
Variation in the period (%)	2%	-20%

CONTACT INFORMATION

+ 55 (11) 3035 5374
ri@brasil-agro.com

Investor Relations Team



Gustavo Lopez – CFO e DRI
Ana Paula Ribeiro – Head de RI e Mercado de Capitais
Deise Davanzo – Coordenadora de RI
Camila Stankevicius – Analista de RI
Adriana Costa – Estagiária de RI

ri@brasil-agro.com +55 3035-5350 ri.brasil-agro.com

Disclaimer

The statements contained in this document related to the business prospects, projected operating and financial results and growth outlook of BrasilAgro are merely projections and, as such, are based exclusively on management's expectations for the future of the business. These expectations depend substantially on market conditions, the performance of the Brazilian economy, as well as of the sector and international markets, and as such are subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRIBUSINESS

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	8.868	7.006
2	Alto Taquari Farm (1)	Alto Taquari / MT	aug/07	Sugarcane	1.380	809
3	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	24.847	17.648
4	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.846
5	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17.799	12.410
6	Avarandado Farm (Partnership II) (2)	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
7	Morotí (Paraguai)	Boquerón	dec/13	Grains and Pasture	58.722	33.555
8	ETH Farm (Partnership III) (3)	Alto Taquari / MT	may/15	Sugarcane	5.128	5.128
9	Agro-Serra Farm (Partnership IV) (4)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15.000	15.000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.137
11	Xingu Farm (Partnership V) (5)	Região do Xingu / MT	aug/18	Grains	13.711	13.711
12	Regalito Farm (Partnership V)	Região do Xingu / MT	sep/22	Grains	5.714	5.714
13	Arrojadinho Farm (6)	Jaborandi / BA	jan/20	Grains	16.642	11.063
14	Rio do Meio Farm (7)	Correntina / BA	jan/20	Grains	5.750	4.219
15	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.904
16	Serra Grande II Farm (Partnership VII) (8)	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	feb/21	Grains and Sugarcane	9.875	7.925
18	Unagro Farm (Partnership VII) (9)	Santa Cruz	feb/21	Grains	1.065	1.065
19	São Domingos Farm (Partnership IX) (10)	Comodoro / MT	jul/22	Grains	6.070	6.070
20	Panamby Farm	Querência, MT	sep/22	Grains	10.844	5.379
21	Alto da Serra Farm (Partinership X)(11)	Brotas / SP	mar/24	Sugarcane	5.060	5.060
					266.211	**196.118**

(1) The Company will continue to operate 1.157 hectares of the area sold in Oct/21 until the 2024 harvest
(2) BrasilAgro entered into an agricultural development partnership in the Parceria II Farm for up to 11 harvests, involving up to 10.000 hectares
(3) BrasilAgro entered into an agricultural development partnership in the Parceria III Farm potentially up to March 31, 2026
(4) BrasilAgro entered into an agricultural development partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years
(5) BrasilAgro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years
(6) Previously referred as Partnership VI. The Farm was acquired through the merger of Agrifirma
(7) Farm acquired through the merger of Agrifirma
(8) BrasilAgro entered into an agricultural development partnership in the Parceria VII Farm for up to 10 years
(9) Farm partnership on the farm for a crop
(10) Farm partnership on the farm for up to 12 crops
(11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane



RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AC
AL
SE
RO
TO
MT
BA
Bolivia
GO
DF
MG
MS
ES
SP
RJ
Paraguai
PR
SC
RS
BrasilAgro Properties
Agricultural Partnerships

MARKET VALUE OF PORTFOLIO

We update the internal market value of our farms annually and, on June 30, 2023, the market value of our portfolio was R$3.1 billion.

To estimate the market value, we consider for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural suitability and potential.

The market value of the Company's portfolio as assessed by Deloitte Touche Tohmatsu, the consulting firm engaged to assess the market value of our properties as on June 30, 2023 was R$3.6 billion. The asset valuation methodology used by Deloitte is based on the most recent standards and guidelines of the Brazilian Association of Technical Standards (ABNT).

Based on Deloitte's valuation, the current value of the average arable hectare of the Company's own areas is R$25,465.43 (CAGR of 18% in the last five years).

The chart below shows the market appraisals of the internal portfolio, carried out by Deloitte Touche Tohmatsu:



Historical Evolution of the Portfolio
11,488
12,697
22,948
25,465
1.3
1.5
1.5
1.6
1.9
3.3
3.4
3.3
3.1
3.6
17/18
18/19
19/20
20/21
21/22
22/23
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha (internal)
R$/ha (Deloitte)

The market value of properties considered while calculating the net asset value is as of June 30, 2023.

NET ASSET VALUE (NAV)

(R$ thousand)	June 30, 2023	
	Book	NAV
BrasilAgro's Equity	**2.250.942**	**2.250.942**
Properties appraisal[1]		2.867.834
(-) Balance Sheet - Land Value (Investment Properties)		(1.308.821)
NAV - Net Asset Value	**2.250.942**	**3.809.955**
Number of Shares Outstanding	102.377	102.377
NAV per share	**21,99**	**37,21**

(1) Internal Market Value, considers 6.73% sales tax

Note that the value of properties in the internal appraisal is given in soybean bags and the average price used in the appraisal was R$111.52 per bag.

STATEMENT OF INCOME

(R$ thousand)	3Q24	3Q23	Change	9M24	9M23	Change
Revenues from Farm Sales	-	-	n.a.	5.165	29.574	-83%
Revenues from grains	89.512	182.647	-51%	280.586	406.684	-31%
Revenues from cotton	27.907	4.089	n.a	61.895	33.895	83%
Revenues from sugarcane	(3.791)	2.161	n.a	168.727	186.355	-9%
Revenues from cattle raising	5.879	7.837	-25%	26.615	20.037	33%
Revenues from farm leasing	2.436	2.244	9%	14.379	15.637	-8%
Other revenues	1.027	1.221	-16%	5.819	3.640	60%
Deductions from gross revenue	(1.189)	(9.509)	-87%	(17.259)	(20.534)	-16%
Net Sales Revenue	**121.781**	**190.690**	**-36%**	**545.927**	**675.288**	**-19%**
Change in fair value of biological assets and agricultural products	11.930	67.197	-82%	7.701	83.398	-91%
Reversal of provision for recoverable amount of agricultural products, net	(744)	(8.690)	-91%	(321)	(10.931)	-97%
Net Revenue	**132.967**	**249.197**	**-47%**	**553.307**	**747.755**	**-26%**
Cost of Farm Sale	-	-	n.a.	(441)	(12.074)	-96%
Cost of agricultural products sale	(114.864)	(181.738)	-37%	(520.448)	(616.538)	-16%
Gross Profit	**18.103**	**67.459**	**-73%**	**32.418**	**119.143**	**-73%**
Selling Expenses	**(14.912)**	**(9.544)**	**56%**	**(36.540)**	**(27.211)**	**34%**
General and Administrative Expenses	**(14.523)**	**(12.286)**	**18%**	**(46.581)**	**(43.330)**	**8%**
Depreciation and Amortization	(413)	(100)	n.a	(1.085)	(720)	51%
Personnel expenses	(9.152)	(8.884)	3%	(28.989)	(29.649)	-2%
Expenses with services providers	(2.952)	(1.470)	n.a	(7.504)	(3.908)	92%
Leases and Rents	(87)	(128)	-32%	(511)	(451)	13%
Others expenses	(1.919)	(1.704)	13%	(8.492)	(8.602)	n.a.
Other operating income/expenses, net	**26**	**(203)**	**n.a**	**(4.810)**	**2.066**	**n.a**
Financial result	**(20.464)**	**(30.184)**	**-32%**	**42.361**	**(2.065)**	**n.a**
Financial income	42.867	40.931	5%	207.041	220.388	-6%
Interest on Financial Investments	5.109	9.598	-47%	24.408	36.498	-33%
Interest on assets	(69)	969	n.a	1.677	2.501	-33%
Monetary variations	61	1.323	-95%	61	1.799	-97%
Foreign exchange variations	1.323	4.096	-68%	4.699	37.300	-87%
Income from leasings' present value adjustment	10.525	-	n.a.	23.969	19.026	26%
Income from receivables from farm sales' present value adjustment	(18.497)	(32.231)	-43%	32.964	3.088	n.a
Realized results with derivatives	13.665	17.443	-22%	52.336	43.619	20%
Unrealized results with derivatives	30.750	39.733	-23%	66.927	76.557	-13%
Financial expenses	(63.331)	(71.115)	-11%	(164.680)	(222.453)	-26%
Interest expenses	(258)	(437)	-41%	(974)	(1.623)	-40%
Bank charges	(318)	(683)	-53%	(1.643)	(2.736)	-40%
Interest on liabilities	(19.873)	(16.519)	20%	(46.419)	(34.735)	34%
Monetary variations	-	(1)	n.a	(5)	(147)	-97%
Foreign exchange variations	(4.180)	(5.109)	-18%	(9.123)	(37.955)	-76%
Expense from leasings' present value adjustment	(6.725)	(8.832)	-24%	(22.051)	(33.977)	-35%
Expense from receivables from farm sales' present value adjustment	(4.759)	(23.149)	-79%	(7.122)	(28.630)	-75%
Realized results with derivatives	(246)	(24.718)	-99%	(14.104)	(40.034)	-65%
Unrealized results with derivatives	(26.972)	8.333	n.a	(63.239)	(42.616)	48%
Profit (loss) before income and social contribution taxes	**(31.770)**	**15.242**	**n.a**	**(13.152)**	**48.603**	**n.a**
Income and social contribution taxes	1.623	(18.535)	n.a	7.168	(22.775)	n.a
Profit (loss) for the period	**(30.147)**	**(3.293)**	**n.a**	**(5.984)**	**25.828**	**n.a**
Outstanding shares at the end of the period	102.683.444	102.377.008	n.a.	102.683.444	102.377.008	n.a.
Basic earnings (loss) per share - R$	**(0,2936)**	**(0,0322)**	**n.a**	**(0,0583)**	**0,2523**	**n.a**

BALANCE SHEET – ASSETS

Assets (R$ thousand)	03/31/2024	06/30/2023	Change
Current assets			
Cash and Cash equivalents	201.151	383.837	-48%
Marketable securities	24.472	28.205	-13%
Derivative financial instruments	66.165	76.815	-14%
Trade accounts receivable	368.179	430.035	-14%
Inventories	230.971	213.684	8%
Biologial assets	295.212	216.924	36%
	1.186.150	**1.349.500**	**-12%**
Non-current asset held for sale	33.565	-	
Non-current assets			
Biological assets	26.262	37.305	-30%
Marketable securities	22.042	21.580	2%
Derivative financial instruments	8.792	7.032	25%
Diferred taxes	50.027	30.140	66%
Accounts receivable and other credits	399.826	486.802	-18%
Investment properties	1.293.698	1.252.712	3%
Transactions with related parties	4.307	2.157	100%
Investments	2.591	2.591	n.a
Property, plant and equipment	167.673	155.108	8%
Intangible assets	3.416	1.917	78%
Using rights	142.940	161.231	-11%
	2.121.574	**2.158.575**	**-2%**
Total assets	**3.341.289**	**3.508.075**	**-5%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	03/31/2024	06/30/2023	Change
Current liabilities			
Trade accounts payable and other obligations	219.643	176.115	25%
Loans, financing and debentures	272.354	198.213	37%
Labor obligations	16.146	23.405	-31%
Derivative financial instruments	21.011	22.006	-5%
Other liabilities	-	156.666	n.a.
Lease liabilities	68.122	55.502	23%
	597.276	**631.907**	**-5%**
Non-current liabilities			
Trade accounts payable and other obligations	20.155	31.424	-36%
Loans, financing and debentures	500.734	356.425	40%
Diferred taxes	20.786	20.654	1%
Lease liabilities	223.537	261.831	-15%
Derivative financial instruments	10.042	831	n.a
Provision for legal claims	1.058	1.292	-18%
Related parties transactions	9.684	6.569	47%
Other liabilities	610	-	
	786.606	**679.026**	**16%**
Total liabilities	**1.383.882**	**1.310.933**	**6%**
Equity			
Share Capital	1.587.988	1.587.985	n.a.
Expenses with issuance of shares	(11.343)	(11.343)	n.a
Capital reserves	(11.385)	(13.423)	-15%
Treasury shares	(43.648)	(50.807)	-14%
Profits reserves	364.888	364.888	n.a.
Proposed additional dividends	-	256.223	n.a
Comprehensive Income	76.891	63.619	21%
Accumulated profit	(5.984)	-	n.a.
Total equity	**1.957.407**	**2.197.142**	**-11%**
Total liabilities and equity	**3.341.289**	**3.508.075**	**-5%**

CASH FLOW

(R$ thousand)	9M24	9M23	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	(5.984)	25.828	n.a
Adjustments to reconcile net income			
Depreciation and amortization	52.260	62.102	-16%
Farm Sales Gain	(4.724)	8.117	n.a
Residual value of fixed and intangible assets	907	11.476	-92%
Written-off in investment properties	346	(9.962)	n.a
Gain unrealized results with derivatives (Net)	(3.688)	(33.942)	-89%
Exchange rate, monetary and financial charges (Net)	24.517	13.809	78%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(23.983)	21.250	n.a
Share based Incentive Plan ("ILPA")	-	5.289	n.a
Income and social contribution taxes	(19.756)	(16.375)	21%
Fair value of biological assets and agricultural products and depletion of harvest	(7.701)	(83.398)	-91%
Provision (Reversal) of impairment of agricultural products after harvest	321	10.931	-97%
Allowance for doubtful accounts	65	2.095	-97%
Provisions for lawsuits	350	276	27%
	12.930	**17.496**	**-26%**
Changes in the Short Term Operating Capital			
Trade accounts receivable	1.973	19.706	-90%
Inventories	(44.364)	20.344	n.a
Biological Assets	(37.375)	(16.283)	n.a
Recoverable Taxes	(14.193)	(17.900)	-21%
Derivative Transactions	20.794	(3.866)	n.a
Other assets	10.486	46.025	-77%
Suppliers	73.423	24.136	n.a
Related parties	10.367	5.332	94%
Taxes payable	8.218	17.325	-53%
Labor obligations	(13.044)	(9.233)	41%
Advance from customers	49.113	(11.299)	n.a
Lease liabilities	(4.871)	(5.518)	-12%
Other obligations	(11.895)	19.426	n.a
Payments of lawsuits	(584)	(222)	n.a
Additions to investment properties	(81.637)	(75.995)	7%
Farm acquisitions	(146.948)	(144.747)	2%
Farm sales receipts	185.298	93.468	98%
Net Cash generated by (used in) operating activities	**17.692**	**(21.805)**	**n.a**
Income tax and social contribution paid	(20.452)	(45.115)	-55%
Net cash generated by (used in) operating activities	**(2.760)**	**(66.920)**	**-96%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(40.484)	(30.183)	34%
Redemption of (investment in) marketable securities	27.686	105.478	-74%
Net Cash generated by (used in) investment activities	**(12.798)**	**75.295**	**n.a**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing raised	443.445	196.733	n.a
Interest from Loans and Financing	(19.640)	(12.144)	62%
Payment of loans and financing	(252.334)	(84.580)	n.a
Dividends paid	(319.065)	(319.975)	0%
Capital increase	3	-	n.a.
Generated (provided) net cash by financing activities	**(147.591)**	**(219.966)**	**-33%**
Increase (decrease) in cash and cash equivalents	**(163.149)**	**(211.591)**	**-23%**
FX Variation in cash and cash equivalents	**(19.537)**	**1.141**	n.a
Cash and cash equivalents initial balance	383.837	435.493	-12%
Cash and cash equivalents final balance	201.151	225.043	-11%